Exhibit 99.2

May 20, 2019 2019 First Quarter Results Ended March 31, 2019 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Marco Sala, CEO Strategic Update 1 Alberto Fornaro, CFO Q1’19 Results 2 Q&A 3 3

Strategic Update 4

Q1’19: A Strong Start to the Year in Global Lotteries 5 Revenue, adjusted EBITDA stable with PY Important contributions from Italy and North America Lottery segments Challenging comparison with Q1’18 and new Italy gaming taxes Broad-based global lottery momentum 5% same-store revenue increase in instant ticket and draw games outside Italy Double-digit growth in the U.K. 10eLotto driving >5% increase in Italy Lotto wagers Product innovation, prize optimization, and portfolio management fueling global growth

Q1’19: Solid Progress in Sales of Gaming Machines and Systems 6 Strength in gaming machine sales 20% increase in global unit shipments, broad-based geographic growth Record ASPs in North America Increased demand for Crystal Series cabinets and high-performing titles (Ocean Magic Grand® and Fortune Coin™) Recent launch of Crystal Slant Poker cabinet Several Advantage system installations

Q1’19: Room for Further Improvement in Leased Games 7 North America installed base lower on removal of older cabinets Continued momentum of Wheel of Fortune® franchise (4D, Cash Link, Gold Spins, Megatower) Good traction with new titles (Fortune Gong™, Blake Shelton) and Class II markets Continued expansion of Greece VLTs Resilient Italy gaming machine performance

Q1’19: Well Positioned in Sports Betting; Clear 2019 Priorities for IGT 8 Sports betting solutions operational in six states QuickBet kiosks present in three jurisdictions Powering FanDuel’s market-leading online position in New Jersey Key IGT priorities for 2019 Grow gaming revenue and profits Enhance and innovate lottery products Maintain Italy market share; minimize impact of regulatory changes Drive free cash flow generation

2019 First Quarter Financial Results 9

Q1’19 Financial Highlights Adjusted Operating Income Adjusted EBITDA Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.14 in Q1’19; 1.23 in Q1’18 $ M Revenue -1% at constant currency 10 Stable at constant currency -4% at constant currency

Q1’19 North America Gaming & Interactive Highlights Revenue Key Performance Indicators Revenue from gaming machine sales up 28% at constant currency on increased casino units and higher ASPs Exceptionally high systems sales in PY Service revenue up on multi-year poker contract; installed base lower on removal of older cabinets; average yields down due to product mix Operating income reflects lower sales of high-margin systems and increased depreciation $ M except where noted otherwise 11 Constant Q1'18 Q1'19 % Change FX Revenue 244 240 -2% -1% Operating income 57 49 -15% -20% Machine Units Shipped Q1'18 Q1'19 New & expansion 1,024 1,482 Replacement 2,692 2,544 Total 3,716 4,026 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Casino installed base (units) 23,183 23,351 23,357 23,108 22,713

Q1’19 North America Lottery Highlights Revenue Key Performance Indicators Strength in instant ticket & draw games more than offset PY elevated jackpot activity Product sales reflects large Massachusetts retailer terminal sales in PY Gaming service up on growth from interactive jackpot game in Canada Operating income stable absorbing higher depreciation $ M except where noted otherwise 12 Constant Q1'18 Q1'19 % Change FX Revenue 295 296 0% 0% Operating income 76 76 -1% 0% Same-store revenue growth Q1'18 Q1'19 Instant ticket & draw games 5.4% 5.2% Multistate jackpots 51.6% -9.3% Total SSR growth 11.0% 2.8% Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 VLT installed base (units) 15,101 15,176 14,965 14,939 14,799

Q1’19 International Highlights Revenue Key Performance Indicators Revenue and operating income (ex settlement costs) stable at constant currency Broad-based growth in lottery same-store revenues Gaming service reflects lower interactive revenue, reduced contribution from commercial gaming installed base Gaming machine unit shipments up 41%, terminal revenue up 22% at constant currency; ASPs lower Significant Advantage system installation in PY (MGM Cotai) Operating income reflects $5 million lottery contract settlement cost and lower sales of high-margin systems $ M except where noted otherwise 13 Constant Q1'18 Q1'19 % Change FX Revenue 184 172 -7% -1% Operating income 22 14 -37% -22% Machine Units Shipped Q1'18 Q1'19 New & expansion 91 382 Replacement 2,021 2,593 Total 2,112 2,975 Same-store revenue growth Q1'18 Q1'19 Instant ticket & draw games 4.0% 3.4% Multistate jackpots 6.0% 8.2% Total SSR growth 4.1% 3.7% Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Installed base (units) 15,854 16,340 16,007 14,905 15,085

Revenue Key Performance Indicators Growth in lottery wagers; continued strength in 10eLotto, stable S&W wagers Machine gaming impacted by higher taxes, partially offset by increased unit productivity Operating income up 9% at constant currency; high profit flow-through on increased Lotto wagers and a beneficial shift in expense timing more than offset higher taxes Q1’19 Italy Highlights FX $ M except where noted otherwise 14 Constant Q1'18 Q1'19 % Change FX Revenue 483 437 -10% -2% Operating income 147 147 0% 9% €M Q1'18 Q1'19 % Growth Lotto wagers 2,034 2,142 5.3% 10eLotto 1,451 1,544 6.4% Core 504 501 -0.4% Late numbers 45 47 2.7% MillionDAY 34 50 45.8% S&W wagers 2,408 2,386 -0.9% Gaming wagers VLT - operator (B2C) 1,441 1,503 4.3% AWP 955 939 -1.6% Interactive 493 489 -0.6% Sports betting wagers 246 274 11.1% Sports betting payout 81.2% 83.3% 2.1pp

Net Debt and Leverage Profile $ M except where noted otherwise 15 Net Debt/LTM EBITDA 4.47x 4.49x 7,761 (417) 183 19 68 119 13 44 7,790 (76) 7,714 12/31/18 @ 1.15 Adjusted EBITDA Interest Exp. - Net Income Taxes Other Cash from Ops. CapEx Minorities Other (Net) Before FX FX 3/31/19 @ 1.12

Q1’19 Cash Flow Statement $ M except where noted otherwise 16 $184 million of cash interest paid in Q1 CapEx lower than expected due to timing shifts Quarterly cash dividend declared in Q1, paid in Q2 Cash Flow Q1'19 Net Cash Flows from Operating Activities 147 CapEx (119) Free Cash Flow 28 Debt Proceeds/(Repayment), Net 69 Other - Net (56) Other Investing/Financing Activities 13 Net Cash Flow 41 Effect of Exchange Rates/Other (17) Net Change in Cash and Restricted Cash 24 Cash and Restricted Cash at End of the Period 536

Maintaining FY’19 Outlook 2019 Adjusted EBITDA of $1.70 - $1.76 billion >$100 million in year-to-year headwinds CapEx of $450 - $550 million Assumes EUR/USD rate of 1.15 17

Q & A 18

Appendix 19

Q1’19 Income Statement (As Reported) $ M except where noted otherwise 20 Income Statement Q1'19 Q1'18 % Change Service revenue 991 1,047 -5% Product sales 154 160 -4% Total Revenue 1,145 1,207 -5% Adjusted EBITDA 417 436 -4% Operating Income 178 197 -10% Interest expense, net (103) (107) Foreign exchange 59 (97) Other (1) 3 Financial Charges, Net (45) (201) Income Before Tax 133 (4) Net Income (Loss) 80 (65) Net Income (Loss) - Owners 40 (103) Diluted EPS 0.20 (0.51)

Q1'19 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share amounts)
Unaudited

	Q1 2019 As Reported	Adjustments: Purchase Accounting	Adjustments: Foreign Exchange	Adjustments: Other	Q1 2019 As Adjusted
Total revenue	1,144,916	(178)	-	-	1,144,738
Cost of services	595,327	(18,775)	-	-	576,552
Cost of product sales	100,185	(3,869)	-	-	96,316
Selling, general and administrative	205,134	(26,078)	-	(3,297)	175,759
Research and development	66,118	(220)	-	-	65,898
Total operating expenses	966,764	(48,942)	-	(3,297)	914,525
Operating income	178,152	48,764	-	3,297	230,213
Interest expense, net	(103,069)	25	-	-	(103,044)
Foreign exchange gain, net	58,602	-	(58,602)	-	-
Other expense, net	(498)	-	-	-	(498)
Total non-operating expenses	(44,965)	25	(58,602)	-	(103,542)
Income before provision for income taxes	133,187	48,789	(58,602)	3,297	126,671
Provision for income taxes (a)	52,692	11,690	(3,090)	804	62,096
Net income	80,495	37,099	(55,512)	2,493	64,575
Less: Net income attributable to non-controlling interests	40,241	25	-	-	40,266
Net income attributable to IGT PLC	40,254	37,074	(55,512)	2,493	24,309
Net income per common share - diluted	0.20				0.12
Weighted-average shares - diluted	204,742				204,742

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

21

Q1’19 Reconciliation of Non-GAAP Measures $ M except where noted otherwise 22 As Reported Q1'19 Q1'18 Net income (loss) 80 (65) Provision for/(Benefit from) income taxes 53 61 Non-operating (income) expenses 45 201 Depreciation 106 98 Amortization 68 68 Service revenue amortization 52 57 Stock-based compensation expense 10 14 Restructuring expense 3 2 Adjusted EBITDA 417 436